Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

August 20, 2019

177701.010100

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Re:	TFF Pharmaceuticals, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 17, 2019

CIK No. 0001733413

Ladies and Gentlemen:

On behalf of our client, TFF Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Glenn Mattes, Chief Executive Officer of the Company, dated August 12, 2019 on the above-referenced draft Registration Statement on Form S-1. Concurrent with the filing of this letter, the Company is filing with the Commission a non-confidential Registration Statement on Form S-1 (“Registration Statement”).

The Registration Statement has been prepared in response to Staff’s comment letter dated August 12, 2019, the text of which we have incorporated into this response letter for convenience. Additionally, we include responses herein to certain comments included in the Staff’s comment letter dated November 8, 2018.

Staff Comment and Company Response

Draft Registration Statement on Form S-1 submitted July 17, 2019

Our Business

TFF Vori – For the Treatment of Invasive Pulmonary Aspergillosis, page 32

1.	We note your disclosure on page 33 that previous third-party studies report that inhaled Voriconazole has been “effective” as a therapy in humans. Findings of efficacy are determinations that are solely within the authority of the FDA. Please delete or revise this statement.

Response: We have revised the disclosure as requested in the fourth paragraph on page 35 of the prospectus.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2019

2.	We note your added disclosure that you have completed a 28-day toxicity study in rats and a 14-day study in dogs. Please disclose the material results and data from these studies.

Response: The requested disclosure has been provided in the sixth paragraph on page 35 of the prospectus.

Other Potential Dry Powder Products, page 35

3.	We note your statement that CBD is “recognized for the treatment of various epilepsy syndromes as well as anxiety, insomnia, and different types of pain,” and that the “broader class of cannabinoids are believed to be additionally beneficial for inflammation, symptoms of multiple sclerosis, anorexia, schizophrenia, and other conditions.” Please revise your disclosure to clarify that the FDA must approve any CBD products that are marketed for therapeutic uses, and that aside from Epidiolex, there are no other FDA- approved drug products that contain CBD.

Response: We have revised the disclosure as requested in the first and third paragraphs on page 38 of the prospectus.

4.	Please add risk factor discussion of the regulatory environment surrounding CBD products, including how it would impact your business. In particular, please address the impact of the Controlled Substances Act of 1970 and the Agriculture Improvement Act of 2018 on your development plans.

Response: The requested disclosure has been provided on pages 18 and 19 of the prospectus.

Description of Securities, page 60

5.	We note your revised disclosure regarding the exclusive forum provisions in your governing documents. Please also disclose whether the provisions apply to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provisions in your governing documents state this clearly. In addition, we note that the exclusive forum provisions in your governing documents provide that if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware shall be the exclusive forum. Please reflect this in your disclosure.

Response: We have revised the disclosure as requested on pages 25 and 65 of the prospectus.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2019

Draft Registration Statement on Form S-1 submitted October 11, 2018

Related Party Transactions, page 49

12.	Please revise your disclosure to quantify the amount of proceeds and your existing cash and cash equivalents you expect to use to fund each of your product candidates and indicate how far it will allow you to proceed with the continued development of each of your product candidates. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: We have revised the disclosure as requested on page 58 of the prospectus.

Related Party Transactions, page 49

17.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to this offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”).

As noted in the prospectus, the offering price is expected to be $5.00 per share (“Offering Price”). As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each award grant, with input from management, based on the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Company obtained third-party valuations of its common stock as of August 31, 2018, December 31, 2018, March 31, 2019, and June 30, 2019 (each a “Valuation”). The per share valuations of the Company’s common stock were $1.67 as of August 31, 2018; $3.20 as of December 31, 2018; $2.50 as of March 31, 2019; and $3.50 as of June 30, 2019.

These Valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and were prepared using the hybrid method, which is a probability-weighted expected returns method where the equity value is allocated in one or more of the scenarios utilizing an option pricing model. In each Valuation, the Company used a hybrid method which contemplated two future scenarios: an IPO of the Company’s common stock (“IPO Scenario”) and a merger/sale of the Company (“M&A Scenario,” collectively, the “Exit Scenarios”) .

The hybrid method is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an option pricing method. The hybrid method follows the following steps (i) estimate the future equity value under each scenario, (ii) allocate the estimated future equity value to each share class under each scenario according to the distribution or liquidation waterfall, (iii) weight each scenario by its respective probability to estimate the expected future probability-weighted cash flows to each share class and (iv) discount the expected equity value allocated to each share class to a present value using a risk-adjusted discount rate. The equity value of the Company in the M&A Scenario and the IPO Scenario was determined using market approaches.

The Exit Scenarios allocate the value of the common stock amongst equity holders. The IPO Scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. The M&A Scenario assume that the preferred stock would maintain its liquidation preference and the that the common stock would only receive proceeds in excess of the preferred stock’s liquidation preference. The M&A Scenario uses the option pricing method to allocate value amongst the equity holders.

The Valuation prepared as of August 31, 2018 probability weighted the M&A Scenario at 80% and the IPO Scenario at 20%, respectively. The 20% weighting of the IPO Scenario was selected due to the uncertainty, at that time, of successfully completing an IPO in the near term. Under the M&A Scenario, the recent transactions method was utilized to determine the value of the equity as the Company completed its Series A financing. In the IPO Scenario, the Company utilized the projected future IPO price provided by the underwriters. The Company applied a discount for lack of marketability of 12.5% in the IPO Scenario and 35% in the M&A Scenario. The concluded fair value of the common stock was $1.67.

GREENBERG TRAURIG, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2019

The Valuation prepared as of December 31, 2018 probability weighted the M&A Scenario at 40% and the IPO Scenario at 60%, respectively. The 60% weighting of the IPO Scenario was selected due to the near-term timing of the projected IPO date, which as of December 31, 2018 was considered to be a near-term event. Under the M&A Scenario, the recent transactions method was utilized to determine the value of the equity as the Company completed its Series A financing. In the IPO Scenario, the Company utilized the projected future IPO price provided by the underwriters. The Company applied a discount for lack of marketability of 5.0% in the IPO Scenario and 25% in the M&A Scenario. The concluded fair value of the common stock was $3.20.

The Valuation prepared as of March 31, 2019 probability weighted the M&A Scenario at 55% and the IPO Scenario at 45%, respectively. The 45% weighting of the IPO Scenario was selected due to the Company extending the timeline to a potential projected IPO date. Under the M&A Scenario, the recent transactions method was utilized to determine the value of the equity as the Company completed its Series A financing. In the IPO Scenario, the Company utilized the projected future IPO price provided by the underwriters. The Company applied a discount for lack of marketability of 10.0% in the IPO Scenario and 25% in the M&A Scenario. The concluded fair value of the common stock was $2.50.

The Valuation prepared as of June 30, 2019 probability weighted the M&A Scenario at 30% and the IPO Scenario at 70%, respectively. The 70% weighting of the IPO Scenario was selected due to the Company moving closer to the potential projected IPO date. Under the M&A Scenario, the recent transactions method was utilized to determine the value of the equity as the Company completed its second offering of its Series A financing. In the IPO Scenario, the Company utilized the projected future IPO price provided by the underwriters. The Company applied a discount for lack of marketability of 5.0% in the IPO Scenario and 25% in the M&A Scenario. The concluded fair value of the common stock was $3.50.

As is typical in IPOs, the Offering Price was not derived using a formal determination of fair value, but was determined through discussions and negotiations between the Company and the underwriters. Among the factors that were considered in determining the Offering Price were the following:

●	the Company’s history and prospects;
●	the industry in which the Company operates;
●	the Company’s past and present operating results;
●	the previous experience of our executive officers; and
●	the general condition of the securities markets at the time of the offering.

The Company believes that the difference between the fair value of its common stock as of June 30, 2019 of $3.50 per share and the Offering Price of $5.00 per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to June 30, 2019:

●	The Offering Price is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the June 2019 Valuation, which considered multiple potential outcomes which would have resulted in a lower value of the Company’s common stock than its IPO.
●	The Offering Price necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the June 2019 Valuation.
●	The Offering Price assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.
●	Since June 30, 2019, the Company has taken several steps towards the completion of an IPO, including confidentially submitting an amended Draft Registration Statement with the Commission on July 17, 2019, and filing its Registration Statement with the Commission concurrently with this letter.

In addition, the proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources and the completion of this offering would provide the Company with ready access to the public equity and debt markets which would further enhance the Company’s value.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2019

The Company has endeavored to fully respond to the Staff’s comments set forth in its letters dated August 12, 2019 and November 8, 2018. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue
Daniel K. Donahue

cc:	TFF Pharmaceuticals, Inc.

Christine Torney, Esq.

Mark Brunhofer, Esq.

Irene Paik, Esq.

Mary Beth Breslin, Esq.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM